UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                deltathree, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   24783N-10-2
                                 (CUSIP Number)

                             Leora Pratt Levin, Adv.
        Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.
                              7 Giborey Israel St.
                                   P.O.B. 8468
                       South Netanya Industrial Zone 42504
                                     Israel
                               011-972-9-863-8488

                               Udi Erez, President
                              D3 Acquisition, Inc.
                          c/o El-Ad Group (Canada) Inc.
                          5001 Yonge Street, Suite 1501
                        Toronto, Ontario M2N 6P6 Canada.

                                 with a copy to:

                             Travis L. Gering, Esq.
                              Wuersch & Gering LLP
                         11 Hanover Square - 19th Floor
                            New York, New York 10006
                                 (212) 509-5050
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 5, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


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

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                 SCHEDULE 13D/A

CUSIP No. 24783N 10 2

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    20,655,402
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           20,655,402
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,655,402
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


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

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     D3 Acquisition, Inc.
     (I.R.S. IDENTIFICATION NO. APPLIED FOR)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,655,402
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


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

Item 1. Security and Issuer.

      This statement relates to the Class A Common Stock, par value $0.001 per share ("Class A Common Shares"), of deltathree, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 75 Broad Street, 31st Floor, New York, NY 10004.

Item 2. Identity and Background.

      This statement is filed jointy by Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. ("Atarey Sharon") and D3 Acquisition, Inc. ("D3 Acquisition").

      The address of the principal business and office of Atarey Sharon is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. Atarey Sharon is a corporation organized under the laws of Israel, the principal business of which is to make investments in securities of public and private corporations. Atarey Sharon is one of the companies comprising the Tshuva Group, which is engaged in diversified businesses including real estate, securities holdings, fuel and gas exploration and gas stations. The principal office of the Tshuva Group is located at 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel.

      The address of the principal business and office of D3 Acquisition is c/o El-Ad Group (Canada) Inc., 5001 Yonge Street, Suite 1501 Toronto, Ontario M2N 6P6 Canada. D3 Acquisition is a corporation organized under the laws of Delaware. D3 Acquisition is a wholly owned subsidiary under the sole control of Atarey Sharon. D3 Acquisition has no operations and will be used by Atarey Sharon solely for the purposes described in Item 4 below.

      The principal shareholder, executive officers and directors of Atarey Sharon are Mr. Itshak Sharon (Tshuva), Principal Shareholder, Mr. Benjamin Broder, Director, and Mrs. Leora Pratt Levin,Secretary and Legal Counsel.

      The principal shareholder, executive officers and directors of D3 Acquisition are Atarey Sharon, the sole shareholder, Ehud Erez, Director, and Orly Hackmon, Director. Ehud Erez serves as President of D3 Acquisition and Orly Hackmon serves as Secretary of D3 Acquisition. Mr. Erez also serves as a director of deltathree.

      The business address of Ehud Erez is El-Ad Group (Canada) Inc., 5001 Yonge Street, Suite 1501 Toronto, Ontario M2N 6P6 Canada. Mr. Erez is a citizen of Israel residing in Canada. His principal occupation is president of El-Ad Group (Canada) Inc., which is comprised of some of the companies comprising the Tshuva Group.

      The business address of Orly Hackmon is Elad Group Ltd., Parker Plaza, 400 Kalby St., 9th floor, Fort Lee, NJ 07024. Ms. Hackmon is a citizen of Israel residing in the USA. Her principal occupation is president of the El-Ad Group Ltd., which is comprised of some of the companies comprising the Tshuva Group.

      The business address of Mr. Sharon (Tshuva) is 7 Giborey Israel St.,P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. His principal occupation


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

is as the principal shareholder of the companies comprising the Tshuva Group including, through other companies of which Mr. Sharon (Tshuva) has majority ownership, Atarey Sharon. Mr. Sharon (Tshuva) is a citizen of Israel.

      The business address of Mr. Broder is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. His principal occupation is as the internal auditor of some of the companies comprising the Tshuva Group. Mr. Broder is a citizen of Israel and the United Kingdom.

      The business address of Mrs. Pratt Levin is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. Her principal occupation is as the legal counsel to some of the companies comprising the Tshuva Group. Mrs. Pratt Levin is a citizen of Israel.

      During the last five years, neither Atarey Sharon nor D3 Acquisition, nor to the best of their respective knowledge, any of their respective principal shareholders, executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Atarey Sharon nor, to the best respective knowledge of Atarey Sharon and D3 Acquisition, any of such individuals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      D3 Acquisition has obtained a commitment from Atarey Sharon to provide any and all funds necessary for working capital with respect to the consummation of the tender offer described in Item 4 below. The funds to be advanced to D3 Acquisition by Atarey Sharon for this purpose will be obtained from the working capital of Atarey Sharon.

Item 4. Purpose of Transaction.

      Atarey Sharon originally acquired its ownership interest in deltathree in order to obtain a significant interest in the Company for investment purposes. In the course of ongoing review of its investment in deltathree, Atarey Sharon has determined that (a) deltathree has continually sustained operating losses,
(b) deltathree expects to continue to incur significant losses for the foreseeable future, and (c) deltathree's Class A Common Shares are thinly traded and have been subject to a continually deteriorating public market price. On the basis of the foregoing, Atarey Sharon has determined that there is no reasonably foreseeable beneficial business proposition for continuing operations of the Company using the current business model, particularly with respect to a very high overhead cost for maintaining public reporting compliance under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

      Atarey Sharon has therefore determined it to be in its best interests to acquire complete ownership of deltathree in order to redeploy the resources of deltathree in a manner more conducive to the investment programs of Atarey Sharon. To obtain such result, Atarey Sharon intends to make a tender offer, through its wholly-owned subsidiary D3 Acquisition, for all shares of Class A Common Shares which Atarey Sharon does not already own. If such tender offer is successful, D3 Acquisition will merge into deltathree which will then continue as a private corporation as a wholly owned subsidiary of Atarey Sharon. Atarey Sharon intends to make the offer for the purchase of all such Class A Common Shares for a price of $0.70 per share, in cash, by means of a cash tender offer to all shareholders, subject to the condition that at least 20% of the outstanding shares which Atarey Sharon does not already own are tendered for purchase by Atarey Sharon, so that Atarey Sharon will own at a minimum 90% of the outstanding Class A Common Shares as of the close of such tender offer.

      Persons affiliated with Atarey Sharon currently make up a majority of the board of directors of deltathree. Atarey Sharon has been advised that deltathree has formed a special committee comprised of directors independent of Atarey Sharon to evaluate the Atarey Sharon proposal and negotiate its terms.

      The matters set forth in Item 3 above and Item 6 below are incorporated in this Item 4 by reference as if such matters were fully set forth herein.

      Except as set forth hereinabove, Atarey Sharon has no other plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) and (b) As of the date hereof, Atarey Sharon beneficially holds 20,655,402 Class A Common Shares, representing approximately 71.0% of the Class A Common Shares reported as outstanding in the Company's Form 10-Q as filed with the Commission on November 14, 2002. To the best respective knowledge of Atarey Sharon and D3 Acquisition, none of the individuals identified in Item 2 or D3 Acquisition otherwise holds of record or beneficially any Class A Common Shares. Atarey Sharon has the sole power to vote or dispose of the 20,655,402 Class A Common Shares.

      (c) Except as set forth herein or in the Exhibits filed herewith, neither Atarey Sharon nor, to the best respective knowledge of Atarey Sharon and D3 Acquisition, has any of its affiliates or the individuals identified in Item 2 has effected any transaction in Class A Common Shares in the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or
        Relationships with Respect to Securities of the Issuer.

      Pursuant to a Share Purchase Agreement between RSL Communications, Ltd. ("RSL") and Atarey Sharon, dated as of June 28, 2001 (the "RSL Purchase Agreement"), on June 29, 2001, Atarey Sharon acquired from RSL 19,569,459 shares of Class B Common Stock, par value $0.001 per share, each of which converted automatically upon the completion of the acquisition, pursuant to the Amended and Restated Certificate of Incorporation of the Company, into one Class A Common Share, for aggregate consideration of $15,655,567 in cash. In addition,


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

pursuant to a Share Purchase Agreement between CNET Investments, Inc. ("CNET") and Atarey Sharon, dated as of July 3, 2001 (the "CNET Purchase Agreement"), Atarey Sharon acquired from CNET 1,085,943 Class A Common Shares for aggregate consideration of $868,754 in cash. Atarey Sharon purchased each of the Shares for a purchase price of $0.80 per Share in cash. The description of each of the RSL Purchase Agreement and the CNET Purchase Agreement set forth herein is not, and does not purport to be, complete and each is qualified in its entirety by reference to the RSL Purchase Agreement and the CNET Purchase Agreement, copies of which are incorporated as Exhibits 2 and 3, respectively, and are incorporated herein by reference thereto.

      Pursuant to a Novation and Amendment Agreement among RSL, the Company and Atarey Sharon, dated as of June 28, 2001 (the "RSL Novation Agreement"), RSL assigned to Atarey Sharon RSL's rights and obligations under the Registration Rights Agreement dated September 1, 1999 between RSL and the Company, as amended by the RSL Novation Agreement. Pursuant to a Novation and Amendment Agreement among RSL, CNET, the Company and Atarey Sharon, dated as of July 3, 2001 (the "CNET Novation Agreement"), CNET assigned to Atarey Sharon CNET's rights and obligations under the Investor Rights Agreement dated October 20, 1999 among CNET, RSL and the Company, as amended by the CNET Novation Agreement. The description of each of the RSL Novation Agreement and the CNET Novation Agreement set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the RSL Novation Agreement and the CNET Novation Agreement, copies of which are filed herewith as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

      Except as set forth in this Item and under Item 3 and Item 4 of this Statement, to the best respective knowledge of Atarey Sharon and D3 Acquisition, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material Filed as Exhibits

      Exhibit 1. Share Purchase Agreement between RSL Communications, Ltd. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.

      Exhibit 2. Share Purchase Agreement between CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.

      Exhibit 3. Novation and Amendment Agreement by and among RSL Communications, Ltd., deltathree, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.

      Exhibit 4. Novation and Amendment Agreement by and among RSL Communications, Ltd., deltathree, Inc., CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003

                                        Atarey Hasharon Chevra Lepituach
                                        Vehashkaot Benadlan (1991)Ltd.

                                        By: /s/ Leora Pratt Levin
                                           ------------------------------------
                                        Name:  Leora Pratt Levin
                                        Title: Secretary and Legal Counsel


                                        D3 ACQUISITION, INC.

                                        By: /s/ Ehud Erez
                                           ------------------------------------
                                        Name:  Ehud Erez
                                        Title: President

                                  EXHIBIT INDEX

    Exhibit                                 Title
    -------                                 -----

      1) Share Purchase Agreement between RSL Communications, Ltd. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.*

      2) Share Purchase Agreement between CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.*

      3) Novation and Amendment Agreement by and among RSL Communications, Ltd., deltathree, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.*

      4) Novation and Amendment Agreement by and among RSL Communications, Ltd., deltathree, Inc., CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan
                  (1991) Ltd., dated as of July 3, 2001.*

* Incorporated herein by reference to the respective exhibit to Schedule 13D filed by Atarey Sharon with the Commission on July 6, 2001.


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